Michael E. Tenta +1 650 843 5636 mtenta@cooley.com	BY EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Sensei Biotherapeutics, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-252138)

January 22, 2021

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Sensei Biotherapeutics, Inc.
Draft Registration Statement on Form S-1
Filed January 15, 2021
File No. 333-252138

Ladies and Gentlemen:

On behalf of Sensei Biotherapeutics, Inc. (the “Company”), we are submitting this supplemental letter in further response to comment 7 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2020 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on November 12, 2020, resubmitted to the Commission on December 22, 2020, and subsequently filed with the Commission on January 15, 2021 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

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Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Two

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Fair Value of Common Stock, page 86

7.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its initial public offering (“IPO”), which Preliminary Price Range reflects a potential [***]-for-[***] reverse stock split of the Company’s capital stock (“Reverse Stock Split”) prior to the effectiveness of the Registration Statement. This Preliminary Price Range implies a fully diluted pre-money valuation range for the Company of $[***] million to $[***] million. The share and per-share numbers in this letter have been updated to reflect the proposed Reverse Stock Split. The Company will similarly update the Registration Statement for the Reverse Stock Split in a future amendment to the Registration Statement.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biotechnology industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biotechnology industry, as well as input received from Citigroup Global Markets Inc., Piper Sandler & Co. and Berenberg Capital Markets LLC, the lead underwriters (the “Representatives”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives based on the assessment of the foregoing factors.

The Company will also include a narrower bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a two-dollar range within the Preliminary Price Range. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

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Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Three

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Company’s Board of Directors (the “Board”) since January 1, 2020, as well as the associated fair value per share of the common stocks underlying the options as part of the grant date:

Grant Date	Number of Common Shares Subject to Options Granted (#)	Third-Party Valuation Date	Exercise Price per Share ($)	Estimated Fair Value Per Share of Common Stock ($)
August 5, 2020	1,583,260	July 31, 2020	3.216	3.216
December 29, 2020	316,247	October 31, 2020	6.000	6.000
January 14, 2021	72,916	December 31, 2020	9.216	7.488

Historical Determinations of the Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and the most recent third-party valuation of its common stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of preclinical studies and clinical trials for its product candidates;

•	the Company’s stage of development and commercialization and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the biotechnology industry in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and related activities; and

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Four

•	the analysis of IPOs and the market performance of similar companies in the healthcare, biotechnology and pharmaceutical industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant. The valuation methodology used in the valuations was a hybrid method with a weighted-average that combined OPM and PWERM.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Five

July 2020 Valuation and Grants

The Company and an independent third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of July 31, 2020, which determined a fair value of $3.216 per share (the “July 2020 Valuation”).

For the July 2020 Valuation, the Company estimated the fair value of the stock by using the Hybrid Method. The Hybrid Method utilized both the OPM with a 75% weighting and a PWERM methodology that considered an IPO scenario with a 25% weighting.

The Company utilized the OPM to allocate the equity value for the Company. Specifically, the Company utilized the indexing method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The indexing method takes into account a market adjustment factor for the performance of the broader market indices. In determining the total implied equity value under the indexing method, the Company used the OPM to allocate the equity value using an estimated volatility of 90.0%, an estimated time to liquidity of 1.42 years, based on management’s best estimates of a liquidity event at such time, and a DLOM of 30.0%, resulting in a value per common share of $1.248 as of the July 2020 Valuation date.

For the IPO scenario, the valuation considered the estimated pre-money valuation as the value of the Company assuming an IPO on February 28, 2021. The pre-money valuation was adjusted for the option proceeds based on the exercise price of the in-the-money options and warrants as of the liquidity date, assuming mandatory conversion for the preferred stock in the event of an IPO. The total value was then allocated to the shares outstanding, also assuming mandatory conversion for the preferred stock in the event of an IPO. The value per share was then adjusted from the expected IPO date to the date of the July 2020 Valuation, resulting in a present value adjusted for 0.58 years. The present value per share was adjusted by the DLOM of 17.5%, resulting in a value per common share of $9.168 as of the July 2020 Valuation date. The Company believes that the probability weighting of each potential scenario used in the PWERM methodology was appropriate in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company determined the weighting of the IPO scenario to be 25% because although the Company was exploring a potential IPO in early 2021, at that point in time the likelihood of an acquisition was also present, particularly because the Company’s platform requires them to partner with other drug companies.

On August 5, 2020, the Board granted options to purchase 1,583,260 shares of common stock, at an exercise price of $3.216 per share consistent with the July 2020 Valuation. Accordingly, in consideration of the July 2020 Valuation, the options were issued with an exercise price of $3.216 per share.

October 2020 Valuation and December 2020 Grants

The Company and an independent third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of October 31, 2020, which determined a fair value of $6.000 per share (the “October 2020 Valuation”).

For the October 2020 Valuation, the Company estimated the fair value of the stock by using the Hybrid Method. The Hybrid Method utilized both the OPM with a 50% weighting and a PWERM methodology that considered an IPO scenario with a 50% weighting.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Six

The Company utilized the OPM to allocate the equity value for the Company. Specifically, the Company utilized the indexing method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The indexing method takes into account the market adjustment factor for the performance of the broader market indices. In determining the total implied equity value under the indexing method, the Company used the OPM to allocate the equity value using an estimated volatility of 105.0%, an estimated time to liquidity of 1.17 years, based on management’s best estimates of a liquidity event at such time, and a DLOM of 25.0%, resulting in a value per common share of $1.776 as of the October 2020 Valuation date.

For the IPO scenario, the valuation considered the estimated pre-money valuation as the value of the Company in case of an IPO on February 28, 2021. The pre-money valuation was adjusted for the option proceeds based on the exercise price of the in-the-money options and warrants as of the liquidity date, assuming mandatory conversion for the preferred stock in the event of an IPO. The total value was then allocated to the shares outstanding, also assuming mandatory conversion for the preferred stock in the event of an IPO. The value per share was then adjusted from the expected IPO date to the date of the October 2020 Valuation, resulting in a present value adjusted for 0.33 years. The present value per share was adjusted by the DLOM of 12.5%, resulting in a value per common share of $10.176 as of the October 2020 Valuation date. The Company believes that the probability weighting of each potential scenario used in the PWERM analyses was an appropriate methodology in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a 50% weighting for the IPO scenario because the Company anticipated a potential IPO in the first quarter of 2021, however, at that point in time, the likelihood of an acquisition was also present, particularly because the Company’s platform requires them to partner with other drug companies.

On December 29, 2020, the Company granted options to purchase 316,247 shares of common stock, at an exercise price of $6.000 per share. In determining the exercise price, the Board considered input from management, the objective and subjective criteria discussed above and the October 2020 Valuation. For the period from the date of the October 2020 Valuation through December 29, 2020, the Board determined there were no internal or external developments since the October 2020 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, upon a lack of significant new milestones. Management’s forecasted operating results remained substantially unchanged from the October 2020 Valuation date through December 29, 2020. The Company’s determination of an IPO scenario as an exit strategy for the Company had not changed since the October 2020 Valuation. As a result, the Board determined that the fair market value of the Company’s common stock was $6.000 per share as of December 29, 2020.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Seven

December 2020 Valuation and January 2021 Grants

The Company and an independent third-party valuation specialist performed a contemporaneous valuation of the Company’s common stock as of December 31, 2020, which determined a fair value of $7.488 per share (the “December 2020 Valuation”).

For the December 2020 Valuation, the Company estimated the fair value of the stock by using the Hybrid Method. The Hybrid Method utilized both the OPM with a 25% weighting and a PWERM methodology that considered an IPO scenario with a 75% weighting.

The Company utilized the OPM to allocate the equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the Company’s Series BB preferred stock financing with independent third-parties that completed subsequent closings in the first half of January 2021, as well as the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. In determining the total implied equity value under the backsolve method, the Company used the OPM to allocate the equity value using an estimated volatility of 100.4%, an estimated time to liquidity of 1.00 years, based on management’s best estimates of a liquidity event at such time, and a DLOM of 20.0%, resulting in a value per common share of $2.256 as of the December 2020 Valuation date.

For the IPO scenario, the valuation considered the estimated pre-money valuation as the value of the Company in case of an IPO on February 14, 2021, as well as the Company’s Series BB preferred stock financing with independent third-parties that completed subsequent closings in the first half of January 2021. The pre-money valuation was adjusted for the option proceeds based on the exercise price of the in-the-money options and warrants as of the liquidity date, assuming mandatory conversion for the preferred stock in the event of an IPO. The total value was then allocated to the shares outstanding, also assuming mandatory conversion for the preferred stock in the event of an IPO. The value per share was then adjusted from the expected IPO date to the date of the December 2020 Valuation, resulting in a present value adjusted for 0.12 years. The present value per share was adjusted by the DLOM of 7.5%, resulting in a value per common share of $9.216 as of the December 2020 Valuation date.

For the period from the date of the December 2020 Valuation through January 14, 2021, the Board determined there were no internal or external developments since the December 2020 Valuation that warranted a change in the estimated fair value of the Company’s common stock, based, in part, upon a lack of significant new milestones. Management’s forecasted operating results remained substantially unchanged from the December 2020 Valuation date through January 14, 2021. The Company’s determination of an IPO scenario as an exit strategy for the Company had not changed since the December 2020 Valuation. As a result, the Board determined that the fair market value of the Company’s common stock was $7.488 per share as of January 14, 2021. On January 14, 2021, the Company granted options to purchase 72,916 shares of common stock at an exercise price of $9.216 per share. In determining the exercise price, the Board considered input from management, the objective and subjective criteria discussed above and the December 2020 Valuation, as well as the completion of the Company’s Series BB preferred stock financing.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Eight

Explanation of Difference Between Recent Valuations of the Fair Value of Common Stock and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the December 2020 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•

The Company’s probability of consummating the IPO based on the Company’s public filing of the Registration Statement on January 15, 2021 and the revised estimate of time until the anticipated IPO effective date.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the common stock based on the December 2020 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Company’s preferred shares will convert into common shares and will no longer have the liquidation preferences and preferential rights attributable to the preferred shares as compared to the common shares prior to the IPO. In the December 2020 valuation, the probability weighting of the IPO scenario was 75%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common shares in the December 2020 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money) rather than $7.488 per share.

•

Updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair value of its common stock as determined by the Board on January 14, 2021 is consistent with the Company’s and the Representative’s estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission

January 22, 2021

Page Nine

Conclusion

In light of the above, the Company respectfully submits that the per share grant date fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since January 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

*        *        *

Please contact me at (650) 843-5636, Brian F. Leaf at (703) 456-8053, Brent B. Siler at (202) 728-7040 or Mark Ballantyne at (703) 456-8084 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	John Celebi, Sensei Biotherapeutics, Inc.

Brian F. Leaf, Cooley LLP

Brent B. Siler, Cooley LLP

Mark Ballantyne, Cooley LLP

Edwin O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND SUBMITTED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com